Exhibit 99.(a)(7)

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Investments U.S. Closed-End Funds

Investor Relations

1-800-522-5465

Investor.Relations@aberdeenplc.com

ABRDN JAPAN EQUITY FUND, INC. (JEQ) ANNOUNCES ADDITIONAL TENDER OFFER DETAILS AND ANTICIPATED TIMING OF REORGANIZATION WITH ABRDN GLOBAL INFRASTRUCTURE INCOME FUND (ASGI)

(Philadelphia, August 22, 2025) – abrdn Japan Equity Fund, Inc. (NYSE: JEQ) today announces additional details relating to the Fund’s tender offer and anticipated closing details relating to its upcoming reorganization with abrdn Global Infrastructure Income Fund (NYSE: ASGI).

Tender Offer Timeline

•	Tender Offer Expiration Date: September 2, 2025
The tender offer will expire at 5:00 PM ET, unless extended by the company.

•	Tender Offer Valuation Date: September 3, 2025
The tender offer will price per share equal to 98% of the NAV determined as of close of business September 3, 2025 (or such later date as may be determined by the Fund if the tender offer is extended.)

•	Tender Offer Settlement Date: September 12, 2025
Payment for shares accepted in the tender offer will be made on or around this date.

Reorganization Timeline

•	Announcement of JEQ’s Final Distribution, if needed: September 19, 2025
If required, the Fund intends to announce details of a final distribution payment of the Fund’s net investment income and/or realized gains prior to the completion of the reorganization.

•	JEQ’s Final Day of Trading: on or about October 10, 2025
It is anticipated that October 10, 2025, will be the last day JEQ will trade on the New York Stock Exchange, subject to satisfaction of customary closing conditions. Any shareholders of JEQ as of market close on October 10, 2025 will receive newly issued common shares of ASGI with a value equal to the aggregate net asset value of the shares of JEQ and will be deemed shareholders of ASGI at the open of market trading hours on October 13, 2025.

Please note that details relating to the pricing with respect to the above transactions will be announced on a timely basis in due course and available on the Fund’s website at AberdeenJEQ.com.

Important Information

The Fund’s daily NYSE closing price and NAV, as well as other information, including updated portfolio statistics and performance are available at https://www.aberdeeninvestments.com/en-us/investor/funds/view-all-funds/ or by calling the Fund’s Investor Services at 1-800-522-5465.

abrdn Inc. has prepared this report based on information sources believed to be accurate and reliable. However, neither the Fund, abrdn Asia Limited (the Investment Manager), nor any other person guarantees their accuracy. Investors should seek their own professional advice and should consider the investment objectives, risks, charges and expenses before acting on this information.

Aberdeen Investments Global is the trade name of Aberdeen's investments business, herein referred to as "Aberdeen Investments" or "Aberdeen". In the United States, Aberdeen Investments refers to the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, and abrdn Asia Limited.

Closed-end funds are traded on the secondary market through one of the stock exchanges. A Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the NAV of the fund’s portfolio. There is no assurance that a Fund will achieve its investment objective. Past performance does not guarantee future results.

Closed-End Funds | Aberdeen

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